Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filer: Perrigo Company

Subject Company: Elan Corporation, plc

Commission File No.: 001-13896

The following is a transcript of an interview by Jim Cramer of Joseph C. Papa, Chairman, President and Chief Executive Officer of Perrigo Company, that aired on the “Mad Money” television program on CNBC on the evening of August 15, 2013.

Cramer: What’s happening with Perrigo, here is one of my favorite private label plays, you know that, the maker of knock off store brands, over the counter drugs as well as some prescription drugs that has been on a roll for ages. At the end of July we found out that Perrigo is requiring Elan, that’s an Irish drug company which is basically a collection of royalty streams for $6.7 billion, in part because the deal will allow the companies to pay taxes in Ireland, where corporate rates are very low, much lower than the United States. Now, Perrigo just reported this morning, the results came a bit below what some Wall Street analysts were expecting, which is why the stock dipped $ 4.11 or 3.25% today. So could this weakness be a buying opportunity, or is it something we should be worried about. Perrigo has already given you an astounding 107% gain since I first recommended it in February of 2010, and that kind of move makes you inclined to give the company the benefit of the doubt, I hope. So let’s check in with Joe Papa, he is the chairman, president and CEO of Perrigo, hear more about the quarter and where his company is headed.

Cramer: Mr. Papa welcome back to Mad Money. How are you?

Papa: Good to see you.

Cramer: Good to see you. All right, Joe we are going to cut right to the chase, when I saw the news you bought Elan, it seemed like something I didn’t expect, I have to admit. I know you believe the combination will give you future growth, so if you can lay it out. It’s a little different from what we are used to hearing from Perrigo.

Papa: Yea absolutely Jim, we look at Elan as being perfect for us in a number of ways. The first reason is it enables our global growth and expansion strategy, so that was really one of the really important things. Number two, it gave us an opportunity to have access to an escalating royalty stream from a drug known as Tysabri, which is a very important drug for MS. And the third reason for us is that it would be an Irish domiciled company, and it does have an influence on our tax rate, and it will generate a lot of cash for us for the future, which will enable us to do additional M & A for the future and grow and grow our business.

Cramer: Well, I’m just going to ask you this because you’re the first guy I know who’s done this, why doesn’t every company incorporate in Ireland that can incorporate, it’s such a good thing for shareholders.

Papa: Well, I think every company has to make their own decision, of course. And, for us, we looked at the assets specifically with Elan, and what we could put with the Elan assets, with what Perrigo has, put it together, and we looked at tremendous synergies, operational and tax synergies to be clear. We think there is about $150 million annually of operational and tax synergies, a big number. But I think every company really tries to make their own decision on that. But we are excited, we think it’s a good opportunity, and clearly in the world of synergy, we think it’s one plus one can equal three or more.

Cramer: Well I was surprised to see this, very big number bump, very clear, very big number bump. Now let’s talk about growth, some people are worried about the consumer health, every time I see people worry about it I’ve said well you don’t know what the company has up its sleeve, I’ve been right, and the doubters have been wrong. Tell me about the new products you’ve been making in consumer health, which some analysts were disappointed in, is going to accelerate here.

Papa: Well the total business for the quarter was up 16%, 12% for the year, and we were really excited about that, more importantly as we think about the future, we think we’re going to be up 12 -16% somewhere in that range during the upcoming year which is what we talked about in guidance today. Relative to the question, your right though. There is always going to be about three items worth. The first one, its about moving products from the prescription only status to OTC.

Cramer: That’s Still happening, a bunch in your presentation that are happening in the 2014 time frame.

Papa: Absolutely, and we are seeing more and more products, in fact, there was one recently for an indication called overactive bladder that got a recommendation to move. So we’re excited about that. The second thing is about the movement for national brand products to store brand. That continues as well, and what we are seeing there, latest 52-week data, is we are growing store brand about 6%, 6.4%. The total category is only going about 3 percent. So we’re going twice the rate of the total category, and then for us, the third reason is always going to be about these new products, we expect to launch more than 75 new products this year, alone, just the next 12 months, representing over $190 million of new product sales. We are excited.

Cramer: Now, the one that always sticks out for me. I pay a fortune when I buy the brand is this Mucinex. This seems to be the one that moves the needle. Why does that move the needle so big?

Papa: First of all, it’s a great product. It’s a credit to the brand and company, great product, we came out with a store brand equivalent of that product, and indeed, we’ll offer that product for approximately 25-30% less than the national brand, with the same efficacy and safety as the national brand, and it’s a big product, and it’s a big family of products. The product we’re after is approximately $150 million of national brand opportunity. The total family, which we’re looking at additional products, is up to $600 million of opportunity, that we will be rolling out in the future.

Cramer: That is just a huge amount of dollars up for grabs.

Papa: Absolutely. Big opportunity

Cramer: Speaking of big opportunities, China and infant formula is gigantic, but you talk directly about china regulatory problems hurting things. The Chinese just don’t want our, is this again discrimination against American companies? What is going on there?

Papa: Well China, first of all the demand for infant formula made in the U.S. in China is astronomical.

Cramer: Safe, you want safety.

Papa: You want good, good U.S. manufactured products. However, there have been changes in the regulatory environment, our products are approved in china, but they change. There are some changes that are required in labeling. There are labeling requirements, we have to continue to meet those standards, we are continuing to meet those standards as we are requested by the Chinese government, but that changes a lot, and we’re trying to stay up to it and that’s something we’re constantly following. My team is working really hard at that to ensure we will have a good product, good labeling, and indeed, try to meet the demand for some of the product required in China.

Cramer: Alright, well, I got to tell you, this could be an exciting time. I want to follow you guys. I want to see how this works with Ireland. I felt your presentation was very convincing, what you said was very convincing. I’m never worried about the evolution of the company, because you made it and made it and made it and every time that someone’s gotten off, they’ve made the wrong decision. I think it would be wrong to get off now. That’s Joe Papa, Perrigo Chairman, President and CEO a great growth company, remember, great growth, remember talking about team’s growth, how many companies do we have that still are giving you that kind of growth. after the break, I will tell you some more about money.

No Offer or Solicitation

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE OR EXCHANGE, ANY SECURITIES OR THE SOLICITATION OF ANY VOTE OR APPROVAL IN ANY JURISDICTION, NOR SHALL THERE BE ANY SALE, ISSUANCE, EXCHANGE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Important Additional Information will be Filed with the SEC

New Perrigo will file with the SEC a registration statement on Form S-4, each of Perrigo and Elan will file with the SEC a proxy statement and each of New Perrigo, Perrigo and Elan will file with the SEC other documents with respect to the transactions contemplated by the Transaction Agreement. In addition, a definitive proxy statement will be mailed to shareholders of Perrigo and Elan. INVESTORS AND SECURITY HOLDERS OF PERRIGO AND ELAN ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement (when available) and other documents filed with the SEC by New Perrigo, Perrigo and Elan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Perrigo and Perrigo will be available free of charge on Perrigo’s internet website at www.perrigo.com or by contacting Perrigo’s Investor Relations Department at +1-269-686-1709. Copies of the documents filed with the SEC by Elan will be available free of charge on Elan’s internet website at www.elan.com or by contacting Elan’s Investor Relations Department at +1-800-252-3526.

Participants in the Solicitation

Perrigo, Elan, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Transaction Agreement, entered into by New Perrigo, Perrigo and Elan on July 28, 2013 (the “Transaction Agreement”). Information about the directors and executive officers of Elan is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the SEC on February 12, 2013, its Report on Form 6-K, which was filed with the SEC on February 28, 2013, its Report on Form 6-K, which was filed with the SEC on April 25, 2013 and its Report on Form 6-K, which was filed with the SEC on June 5, 2013. Information about the directors and executive officers of Perrigo is set forth in its Annual Report on Form 10-K for the fiscal year ended June 30, 2012, which was filed with the SEC on August 16, 2012, and its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on September 26, 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Perrigo and New Perrigo Cautionary Statement Regarding Forward-Looking Statements This document includes certain ‘forward looking statements’ within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of each of Perrigo and New Perrigo, their respective expectations relating to the transactions contemplated by the Transaction Agreement and their respective future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about Perrigo’s, New Perrigo’s or their respective managements’ beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’,

‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Examples of such forward looking statements include, but are not limited to: statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, including estimated synergies, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements.

While Perrigo and New Perrigo believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Perrigo’s and New Perrigo’s control. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from Perrigo’s and New Perrigo’s current expectations depending upon a number of factors affecting Perrigo’s business, New Perrigo’s business, Elan’s business and risks associated with acquisition transactions. These factors include, among others: the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the transactions contemplated by the Transaction Agreement; subsequent integration of the transactions contemplated by the Transaction Agreement and the ability to recognize the anticipated synergies and benefits of the transactions contemplated by the Transaction Agreement; the receipt of required regulatory approvals for the transactions contemplated by the Transaction Agreement (including the approval of antitrust authorities necessary to complete the transactions contemplated by the Transaction Agreement); access to available financing (including financing for the transactions contemplated by the Transaction Agreement) on a timely basis and on reasonable terms; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; market acceptance of and continued demand for Perrigo’s, New Perrigo’s and Elan’s products; changes in tax laws or interpretations that could increase Perrigo’s or the combined company’s consolidated tax liabilities; and such other risks and uncertainties detailed in Perrigo’s periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in Perrigo’s Form 10-K for the fiscal year ended June 29, 2013, in Perrigo’s subsequent filings with the SEC and in other investor communications of Perrigo or New Perrigo from time to time.

The forward-looking statements in this document are made only as of the date hereof, and unless otherwise required by applicable securities laws, each of Perrigo and New Perrigo disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Irish Takeover Rules

The Perrigo directors accept responsibility for all the information contained in this document . To the best of the knowledge and belief of the Perrigo directors (who have taken all reasonable care to ensure that such is the case), the information in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1% or more of any relevant securities in Perrigo or Elan may from the date of this communication have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

No statement in this document is intended to constitute a profit forecast or asset valuation for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Perrigo or New Perrigo, as appropriate.

Unless otherwise defined, capitalized terms in this document have the meaning given to them in the announcement dated July 29, 2013 made by Perrigo pursuant to rule 2.5 of the Irish Takeover Rules.

Financial Adviser

Barclays, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Perrigo and no one else in connection with the matters described herein and will not be responsible to anyone other than Perrigo for providing the protections afforded to its clients or for providing advice in relation to the matters described in this announcement or any transaction or any other matters referred to herein.